CNA Chicago IL 60604-4107	D. Craig Mense
April 19, 2017	Executive Vice President and Chief Financial Officer Telephone 312-822-1222 Facsimile 312-822-2004 Internet craig.mense@cna.com

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance

Re:	CNA Financial Corporation Form 10-K for the Fiscal Year December 31, 2016 Filed February 15, 2017 File No. 1-05823

VIA EDGAR FILING

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated April 5, 2017 (the “Comment Letter”) with regard to the above-referenced filing.

Our response to the Comment Letter is set forth below. For your convenience, the staff’s comments have been repeated herein and are followed by our response. CNA Financial Corporation and its subsidiaries are referred to as “the Company,” “we,” and “our.”

Notes to Consolidated Financial Statements
Note E. Claim and Claim Adjustment Expense Reserves, page 86

1.
Regarding the information in the tables you state in the first full paragraph on page 88 “To the extent the Company enters into a commutation, the transaction is reported on a prospective basis.” Explain to us your basis for reporting commutations on a prospective basis and tell us why you did not report commutations on a retrospective basis. In your response, confirm that you were the ceding party in the reinsurance agreements that were commuted, tell us how you reconciled presenting the table net of reinsurance that does not exist as of the date of the latest statement of financial position presented with ASC 944-40-50-4B, and explain how presenting commutations on a prospective basis provides a meaningful trending analysis when the claims incurred estimates and claims payment information in the historical columns of your claims development tables are not directly comparable to the post-commutation information.

CNAF Response:

We provided a description of the way commutations are presented within the new short duration contract loss development tables, as we understood it to be an area where there may be diversity in the way registrants treated such transactions in the preparation of the schedules. Neither ASU 2015-09, nor the Highlights of the November 1 and 17, 2016 Meetings of the AICPA Insurance Entities Expert Panel, provide guidance on the treatment of commutations in preparation of the tables. While we believe disclosure of our treatment of commutations is relevant for the financial statement reader, we did not intend to imply a higher level of significance to commutations than is warranted for our business.

From time to time, the Company has entered into commutations of both assumed and ceded reinsurance agreements. Assumed commutations are generally motivated by a desire to settle reported losses and any remaining exposure on specific blocks of run-off business for a negotiated amount. Ceded commutations are generally motivated by counterparty (reinsurer) credit concerns. In virtually all instances, the commuted reinsurance agreements were inforce for older accident years which are often outside of the ten most current years presented in our tables. Commutations have not contributed in a material way to the Company’s overall loss development in the accident years presented.

Prospective presentation of commutations in the loss development tables is consistent with how the transactions are actually recorded within the financial statements. Therefore, the tables are consistent with the most recently presented Statement of Financial Position. In light of the low frequency and insignificance of commutations, the data used in our internal actuarial analyses of gross losses reflects commutations on a prospective basis.

Based on the discussion above, the Company concluded that prospective presentation of commutations would not result in a material comparability issue for investors reviewing our loss development tables.

* * * * * * *

We acknowledge that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions or further comments, please call the undersigned at (312) 822-1222 or fax at (312) 822-2004.

Very truly yours,

/s/ D. Craig Mense
D. Craig Mense
Executive Vice President and Chief Financial Officer

Cc:	Lisa Vanjoske, Divison of Corporate Finance Assistant Chief Accountant

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